SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Cablevision Systems Corporation

____________________

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

____________________

(Title of Class of Securities)

12686C 10 9

____________________

(CUSIP Number)

Marilyn J. Wasser

Vice President - Law and Secretary

AT&T Corp.

295 North Maple Avenue

Basking Ridge, NJ 07920

(908) 221-2000

____________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 6, 2001

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of

Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

The information required on the remainder of this cover page shall not be deemed to be

"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________

1)     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AT&T

        Corp. I.R.S. Identification No. 13-4924710

____________________

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /__/ (b) /__/

3)     SEC USE ONLY

4)     SOURCE OF FUNDS WC, OO

5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

        2(d) or 2(e)

6)     CITIZENSHIP OR PLACE OF ORGANIZATION New York

7)     SOLE VOTING POWER 48,942,172 NUMBER OF ----------------- SHARES

CUSIP No. 12686C 10 9                                                                                                       Page 2 of ____ Pages

8)     SHARED VOTING POWER BENEFICIALLY -0- OWNED BY EACH

9)     SOLE DISPOSITIVE POWER REPORTING 48,942,172* PERSON WITH

10)   SHARED DISPOSITIVE POWER -0-

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,942,172

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /__/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%**

14)   TYPE OF REPORTING PERSON C0

Item 1. Security and Issuer.

               This Amendment 3 relates to the Class A Common Stock, par value of $.01 per share (the "Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), One Media Crossways, Woodbury, NY 11797. This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of AT&T Corp., a New York corporation ("AT&T") relating to the Issuer filed on March 19, 1999, as amended by Amendment 1 filed on December 15, 2000 and Amendment 2 filed on April 9, 2001. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 13D as previously amended.

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 *Subject to the Stockholders Agreement (See Item 6 hereof).

**Each share of the Issuer's Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Holders of Class B Common Stock and Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 9.1% of the voting power of the Issuer (See Items 1 and 5).

Item 4. Purpose of Transaction.

               Item 6 is hereby amended by adding the following paragraph before the last paragraph thereof:

     On June 6, 2001, AT&T Broadband, LLC waived certain board nomination rights and its nominees, Daniel E. Somers and Michael P. Huseby, resigned from the Cablevision board of directors. A copy of the waiver letter is attached hereto as an Exhibit to the Schedule 13D.

____________________

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2001

AT&T CORP.

By:        /s/  Robert S. Feit_____

Name:         Robert S. Feit

Title:          Authorized Signatory